GLOBAL MARKETS
CAPITAL CORPORATION

Chrysler Building
405 Lexington Avenue – 45th Floor
New York, New York 10174
212-808-9700
212-808-9701

04046003

October 30, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Jamaica Broilers Group Limited
(the "Issuer"); File Number 82-3720

To Whom It May Concern:

On behalf of the Issuer, we enclose filings for the Jamaica Broilers Group Limited. The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

1. Copy of the first Quarter results for the Company's financial year 2004-05,
2. Copy of the Compamy's letter dated September 20, 2004 to the Jamaica Stock Exchange enclosing first quarter unaudited results for the first quarter ended July 24, 2004 and;
3. Copy of the Company Secretary's report pursuant in accordance with Rules 407A (vii) of the Jamaica Stock Exchange Rules.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

Mark R. Saunders

Encl.

dlw 11/9

Ja Broilers Group Ltd

Report on Quarter ended July 24,2004

Commentary on unaudited 1st quarter results

The Directors of Jamaica Broilers Group Ltd are pleased to release the unaudited financial results for the quarter ended July 24,2004.

These statements have been prepared in accordance with and comply with International Financial Reporting Standards.

The Group's turnover for this quarter , when compared to the corresponding period last year, showed an increase of 20 % to $2.05 billion, while gross profits increased by 11% to $459 million.

Further increases in the cost of grains imported from the United States impacted our operations significantly during this quarter. The increasing cost of cattle purchased from our local farmers also affected profitability in our beef operations.Market conditions however constrained selling price adjustments.

The company's good results were also impacted by inflation in the economy as reflected in the increase in administrative expenses over the corresponding period last year.

Net profits attributable to stockholders increased from $56.6 million to $ 70.9 million, an increase of 25%. This equates to earnings per stock unit of 5.91 cents-compared to 4.72 cents in 2003.

New overseas markets have now been secured for the sale of fish. This augurs well for the future of the fish operations.

Completion of the sale of the investment property at Hope Road, Kingston at a price of US$ 2.8 million is expected during second quarter.

The staff, management and Board look forward under God's guidance , to further improvements in the results for the remainder of the year

Malcolm McDonald
Director

Robert E. Levy
President & Chief Executive Officer

September 09,2004

Ja Broilers Group Ltd

Interim Consolidated Profit and Loss account
as at July 24,2004

Unaudited	Quarter ended July 24,2004 $000	Quarter ended July 26,2003 $000
Turnover	2,051,295	1,701,353
Cost of Sales	(1,592,514)	(1,289,588)
Gross Profit	458,781	411,765
Other operating income	6,634	7,756
Distribution Costs	(58,751)	(50,654)
Administrative and other expenses	(316,738)	(268,854)
Operating Profit	89,926	100,013
Finance income / (costs)	2,303	(26,043)
Profit before taxation	92,229	73,970
Taxation	(21,313)	(17,371)
Net Profit after tax	70,916	56,599
Minority interest		
Net Profit attributable to stockholders of Holding Company	70,916	56,599
Earnings per Stock Unit	5.91 cents	4.72 cents

Consolidated Balance Sheet
(Condensed)
as at July 24,2004

Unaudited

	July 24 2004 $000's	May 01 2004 $000's	July 26 2003 $000's
NET ASSETS EMPLOYED			
Fixed Assets	1,744,162	1,725,011	1,648,493
Goodwill		-	10,144
Deferred Expenditure		-	16,750
Investment Property	35,534	46,087	42,016
Held to Maturity Investments	570,321	572,309	125,724
Available-for-sale investments	78,468	107,502	3,754
Deferred tax asset	25,799	25,799	
Pension Fund Surplus	153,300	153,300	148,400
Current Assets	2,508,549	2,396,961	2,455,205
Current Liabilities	(1,896,074)	(1,811,051)	(1,337,367)
	3,220,059	3,215,918	3,113,119
FINANCED BY			
Share Capital	599,638	599,638	599,639
Capital Reserve	858,631	858,631	851,161
Retained Earnings	1,260,848	1,189,932	879,602
Shareholder's equity	2,719,117	2,648,201	2,330,402
Minority Interest	5,145	5,145	5,145
Long Term Liabilities	146,059	212,834	487,818
Deferred Tax Liabilities	342,938	342,938	283,054
Employee Benefit Obligations	6,800	6,800	6,700
	3,220,059	3,215,918	3,113,119

Consolidated Statement of Changes in Shareholders' Equity
as at July 24,2004

Unaudited

	Number of Shares 000's	Share Capital $000	Capital Reserves * $000	Retained Earnings * $000	Total * $000
Balance at May 03,2003-as previously reported	1,027,952	513,976	961,574	952,426	2,427,976
Effect of adopting IFRS					
IAS 12-Income Taxes			(125,469)	(158,620)	(284,089)
IAS 19-Employee Benefits					
Pension fund surplus				148,400	148,400
Post retirement benefits				(6,700)	(6,700)
Vacation leave payable				(13,682)	(13,682)
IAS 39 Financial instruments			3,810	(13,158)	(9,348)
Balance at May 03,2003 as restated	1,027,952	513,976	839,915	908,666	2,262,557
Bonus issue of shares	171,326	85,663		(85,663)	-
Translation Gain			11,857		11,857
Reserve on revaluation of available for sale investments			(611)		(611)
Net profit for period				56,599	56,599
Balance at July 26,2003	1,199,278	599,639	851,161	879,602	2,330,402
Balance at May 01,2004	1,199,277	599,638	858,631	1,189,932	2,648,201
Net profit for period				70,916	70,916
Balance at July 24,2004	1,199,277	599,638	858,631	1,260,848	2,719,117

Segment Reporting Information
Consolidated

Statement of Income QUARTER ENDED JULY 24, 2004	Poultry Operations ($000's)	Feed & Farm Supplies ($000's)	Fish Operations ($000's)	Other ($000's)	Eliminations ($000's)	Group Total ($000's)
REVENUE						
External Sales	1,136,861	650,341	60,450	203,643		2,051,295
Inter-Segment Sales	6,338	39,369	0	182,319	(228,027)	0
Total revenue	1,143,199	689,711	60,450	385,962	(228,027)	2,051,295
RESULT						
Segment Result	123,470	56,266	(16,892)	28,867		191,710
Unallocated corporate expenses						(101,784)
Finance income / (cost)						2,303
Profit Before Taxation						92,229
Taxation						(21,313)
Profit from ordinary activities After Taxation						70,916

Balance sheet	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other	Unallocated	Eliminations	Group Total
Segment assets	1,830,973	790,488	313,467	1,391,671	3,814,726	(3,025,192)	5,116,133
Segment Liabilities	215,250	571,380	210,660	405,087	3,042,568	(2,397,666)	2,047,278

Segment Reporting Information
Consolidated
Quarter ended July 26, 2003

	Poultry Operations ($000's)	Feed & Farm Supplies ($000's)	Fish Operations ($000's)	Other ($000's)		Eliminations ($000's)	Group Total ($000's)
REVENUE							
External Sales	942,121	501,115	93,610	164,508			1,701,353
Inter-Segment Sales	1,381	36,119		145,766		(183,265)	0
Total revenue	943,502	537,233	93,610	310,273		(183,265)	1,701,353
RESULT							
Segment Result	138,996	48,172	(11,336)	13,004			188,835
Unallocated corporate expenses							(88,822)
Finance costs (net)							(26,043)
Profit Before Taxation							73,970
Taxation							(17,371)
Profit from ordinary activities After Taxation							56,599

Balance sheet	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other	Unallocated	Eliminations	Group Total
Segment assets	1,688,138	591,936	316,753	1,070,516	3,220,502	(2,437,358)	4,450,486
Segment Liabilities	393,257	478,242	281,904	297,429	2,591,933	(2,205,736)	1,837,030

Consolidated Statement of Cash Flow
(Condensed)
Quarter ended July 24,2004
Unaudited

	July 24 2004 $000	July 26 2003 $000
CASH RESOURCES WERE PROVIDED BY/(USED IN):		
Operating Activities		
Net Profit	70,916	56,599
Items not affecting cash resources	39,292	39,920
	110,208	96,519
Changes in non-cash working capital components	221,567	563,003
Cash provided by/(used in) operations	331,775	659,522
Cash provided by/(used in) financing activities	(265,140)	(66,165)
Cash (used in) provided by investing activities	(47,690)	(44,531)
Increase /(decrease in net cash and cash equivalents	18,945	548,826
Net cash and cash equivalents at beginning of year	170,159	(40,912)
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	189,104	507,914

Notes to the Interim Consolidated Financial Statements

Accounting Periods
The company's financial year consists of 13 four-week periods. The quarterly Profit & Loss account for each of the first three quarters consists of 3 four week periods, with the fourth quarter being 4 four week periods.
The accounting year ends on the Saturday closest to April 30.

Basis of presentation
These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (IFRS) and have been prepared under the historical cost convention as modified by the revaluation of certain available- for- sale investments

Segment reporting
The group is organised into three main business segments

Poultry Operations - Rearing of poultry for fertile egg production, broiler grow-out ; broiler processing and sales
Grow out and sale of started pullets
Feed and Farm Supplies- Manufacturing and sale of feeds and sale of farm supplies

Fish Operations - Grow out , processing and sale of fish

Agriculture
Current assets include biological assets with a carrying value of $433.5 million at July 24,2004 ($ 414.9 million at May 01,2004)
Biological assets include poultry breeder flocks, hatching eggs,baby chicks, chicken being grown out,grain fed cattle,. fish and started pullets(layers)
These assets are carried at cost as no reliable measure for determining fair value has been identified

September 20, 2004

Mrs. Marlene Street
General Manager
Jamaica Stock Exchange
40 Harbour Street
Kingston

Dear Mrs. Street:

Re: Jamaica Broilers Group Limited - 1st Quarter Results 2004/2005

Further to my letter of September 9, 2004 and with reference to Rule 407A of the Jamaica Stock Exchange Rules, we send you herewith two copies of the unaudited results of our First Quarter ended July 24, 2004.

The Company's Secretary's report required pursuant to Rule 407A (vii) will follow shortly.

Yours truly,
Jamaica Broilers Group Limited

....
PETER A. DePASS
Company Secretary

PAD/kkb

Encls.